Assertions Regarding Exemption Provisions
For Year Ended December 31, 2015

BG StrategicAdvisors, LLC. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Benjamin Gordon
President



DASZKALBOLTON
accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) BG Strategic Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Strategic Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) (the "exemption provisions") and (2) BG Strategic Advisors, LLC stated that BG Strategic Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BG Strategic Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BG Strategic Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkal Bolton LLP

Boca Raton, Florida
February 2, 2016

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